UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                              Sundance Homes, Inc.
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                                (Name of Issuer)

                     Common Stock, $.01 par value per share
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                         (Title of Class of Securities)

                                   86724Q106
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                                 (CUSIP Number)

                               Noah Klarish, Esq.
                        Noah Klarish & Associates, P.C.
                       One World Trade Center, 85th Floor
                               New York, NY 10048
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               December 16, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP No. 86724Q106                                            Page 2 of 7 Pages
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1     NAMES OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Paul H. O'Leary
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|
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3     SEC USE ONLY

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4     SOURCE OF FUNDS*

      PF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(E)                                                     |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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                  7     SOLE VOTING POWER

                        518,486  (includes 428,486 shares r/n/o Raffles
                        Associates, L.P. and 90,000 shares r/n/o Channel
                        Partnership II, L.P.
                  --------------------------------------------------------------
   NUMBER OF      8     SHARED VOTING POWER
    SHARES
 BENEFICIALLY           0
   OWNED BY       --------------------------------------------------------------
EACH REPORTING    9     SOLE DISPOSITIVE POWER
    PERSON
     WITH               518,486  (includes 428,486 r/n/o Raffles
                        Associates, L.P. and 90,000 shares r/n/o Channel
                        Partnership II, L.P.
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      518,486
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.62%
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14    TYPE OF REPORTING PERSON*

      IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

            This statement relates to the Common Stock, $.01 par value per share (the "Common Stock"), of Sundance Homes, Inc., an Illinois corporation (the "Issuer"). The Issuer maintains its principal executive office at 70 East Lake Street, Chicago, Illinois 60601.

Item 2. Identity and Background.

            (a) This statement is filed by Paul H. O'Leary, an individual, in his capacity as general partner of (i) Raffles Associates, L.P., a Delaware limited partnership (the "Raffles Partnership") with respect to shares of the Issuer's Common Stock held by it, and (ii) Channel Partnership II, L.P., a New York limited partnership (the "Channel Partnership") with respect to shares of the Issuer's Common Stock held by it. Paul H. O'Leary, the Raffles Partnership and the Channel Partnership shall sometimes be collectively referred to herein as the "Reporting Person."

            (b) The business addresses of Paul H. O'Leary, the Raffles Partnership, and the Channel Partnership are all located at One Penn Plaza, Suite 4720, New York, New York 10119. Mr. Paul O'Leary is the sole general partner of the Raffles Partnership and is a co-general partner of the Channel Partnership.

            (c) The principal business of Paul H. O'Leary, the Raffles Partnership and the Channel Partnership is securities investment.

            (d) During the past five years, neither Mr. O'Leary, the Raffles Partnership nor the Channel Partnership, nor any of their respective general partners or controlling persons, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the past five years, neither Mr. O'Leary, the Raffles Partnership nor the Channel Partnership, nor any of their respective general partners or controlling persons, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in their being subject to a judgment, decree or final order enjoining any such person from future violations of or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation of such laws by any such person.

            (f) Mr. O'Leary is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

            The Raffles Partnership directly owns 428,486 shares of the Issuer's Common Stock for which it paid $216,229 from its working capital. The Channel Partnership directly owns 90,000 shares of the Issuer's Common Stock for which it paid $52,650 from its working capital.

Item 4. Purpose of Transaction.

            The Reporting Persons have acquired their shares of the Issuer's Common Stock for investment. The Reporting Persons have no plans or proposals which, other than as expressly set forth below, would relate to or would result in: (a) the acquisition of additional securities of the Issuer or the disposition of presently-owned securities of the Issuer; (b) any extraordinary corporate transaction involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present Board of Directors or management of the Issuer; (d) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the operating policies or corporate structure of the Issuer; (g) any change in the Issuer's charter or by-laws; (h) the Common Stock of the Issuer ceasing to be authorized to be quoted in the NASDAQ inter-dealer quotation system; or (i) causing the Issuer becoming eligible for termination of registration pursuant to
Section 12(g) (4) of the Securities Exchange Act of 1934. The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes or transactions.

            Although the Reporting Persons have no present plans to purchase additional shares of the Issuer's Common Stock or sell any of their shares of the Issuer's Common Stock, they, either together or separately, may seek to purchase additional shares of the Issuer's Common Stock or sell some or all of their shares of the Issuer's Common Stock in the open market or in privately negotiated transactions from or to one or more sellers or purchasers, as the case may be, provided that, in accordance with their best judgment in light of the circumstances existing at the time, such transactions present an attractive (long or short term) opportunity for profit.

            The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should they determine to do so, and/or to recommend courses of action to management and the shareholders of the Issuer.

Item 5. Interest in Securities of the Issuer.

            (a) The number of shares of the Issuer's Common Stock and the percentage of the outstanding shares (based upon 7,824,113 shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q dated August 20, 1999) directly beneficially owned by each Reporting Person is as follows:

                                                             Percentage of
Name                           Number of Shares           Outstanding Shares
----                           ----------------           ------------------

Raffles Partnership                 428,486                       5.5%
Channel Partnership                  90,000                       1.2%

            (b) Mr. O'Leary has sole power to vote and to dispose or to direct the disposition of 518,486 shares of the Issuer's Common Stock.

            (c) See Appendix 1 annexed hereto.

            (d) Certain persons have the right to receive dividends from or the proceeds of sale of certain of the shares of the Issuer's Common Stock included in this statement. No such person individually has the right to receive dividends or proceeds relating to shares of the Issuer's Common Stock constituting more than 5% of the class of the Issuer's Common Stock.

            (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            Paul H. O'Leary may be deemed to have beneficial ownership and control of the shares of the Issuer's Common Stock held by the Raffles Partnership and the Channel Partnership by virtue of his serving as a general partner of such entities. Mr. O'Leary disclaims beneficial ownership of a portion of the shares of the Issuer's Common Stock held by the Raffles Partnership and the Channel Partnership.

            Other than as set forth above, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) either amongst themselves or with any other persons with respect to the shares of the Issuer's Common Stock.

Item 7. Material to be Filed as Exhibits.

            None

                                   Signatures

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 1999


                                        /s/ Paul H. O'Leary
                                        -------------------
                                            Paul H. O'Leary


                              RAFFLES ASSOCIATES, L.P.

                              By: /s/ Paul H. O'Leary
                                      --------------------------------
                                      Paul H. O'Leary, General Partner


                              CHANNEL PARTNERSHIP II, L.P.

                              By: /s/ Paul H. O'Leary
                                      --------------------------------
                                      Paul H. O'Leary, General Partner

                                                                      APPENDIX 1

                      TRANSACTIONS IN SUNDANCE HOMES, INC.
                             COMMON STOCK WITHIN THE
                                  PAST 60 DAYS

            All transactions were open market purchases and the commissions are included in the price of the shares.

1. Raffles Partnership

                No. of
    Trade       Shares      Price Per      Cost of
    Date      Purchased       Share       Purchases
    ----      ---------       -----       ---------

  12/20/99      80,286        $.235       $18,867.21
  12/16/99      20,000        .1807         3,615.00
  12/13/99      15,000        .2256         3,270.00
  12/03/99      25,000        .2256         5,640.00
  12/01/99      35,000        .2254         7,890.00
               -------                    ----------
               175,286                    $39,282.21

2.  Channel Partnership

                No. of
    Trade       Shares      Price Per      Cost of
    Date      Purchased       Share       Purchases
    ----      ---------       -----       ---------

  12/20/99      30,000        $.235        $7,050.00